ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600

July 24, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   AMG Pantheon Fund, LLC (the “Fund”)

(File Nos. 333-224873 and 811-22973)

Ladies and Gentlemen:

We are filing today via EDGAR Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 11 to the Registration Statement on Form N-2 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of the Fund, a Delaware limited liability company.

This filing is being submitted for the purposes of implementing comments provided to us by the staff of the Securities and Exchange Commission with respect to Amendment No. 10 to the Registration Statement under the 1940 Act, filed on May 11, 2018, and to provide certain other minor updates.

No fees are required in connection with this filing. Please direct any questions or comments regarding this filing to the undersigned at (202) 508-4688. Thank you for your attention in this matter.

Very truly yours,

/s/ Adam S. Lovell
Adam S. Lovell, Esq.

cc:	Mark Duggan, AMG Funds LLC

Gregory C. Davis, Esq.

Nathan D. Somogie, Esq.